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


                                                                EXHIBIT 11





                         EAGLE-PICHER INDUSTRIES, INC.
                    CALCULATION OF AVERAGE NUMBER OF SHARES
                              (Shares in thousands)





                                            Three Months Ended
                                                February 28
                                            ------------------
                                             1994        1993
                                             ----        ----
   Average common shares outstanding        11,125      11,125


   Less average common treasury shares          84         126
                                            ------      ------

         Number of shares for net income
         per share                          11,041      10,999
                                            ======      ======
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